OceanPal Exits Shipping, Retiring All Series C Preferred Stock and Eliminating All Outstanding Debt

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OceanPal Inc.

Aug 03, 2026, 16:15 ET

The sale of the Company's vessel-owning holding company was settled entirely in OceanPal securities and debt—no cash changed hands, no common stock was issued, and no NEAR was sold.

ATHENS, Greece and NEW YORK, Aug. 3, 2026 /PRNewswire/ -- OceanPal Inc. ("OceanPal" or the "Company", NASDAQ: SVRN) today announced that on July 31, 2026 it completed the sale of 100% of the membership interests in OP Vessel Holdco LLC, the subsidiary that held the Company's remaining vessels through wholly owned vessel-owning subsidiaries, to Sezali Inc. The consideration of the transaction consisted of all 12,185 outstanding shares of the Company's 8.0% Series C Cumulative Convertible Perpetual Preferred Stock (the "Series C Preferred Stock"), which were cancelled, and the cancellation of the Company's $5.0 million of outstanding promissory notes.

Key Highlights:

  Shipping exit complete. The Company sold the holding entity rather than the vessels individually and retains no ownership interest in, and no operating obligations with respect to, OP Vessel Holdco LLC, its subsidiaries or the m/v Calipso, m/v Melia and m/t Zeze Start and its interest in the joint venture RFSea Infrastructure II AS. SovereignAI Services LLC is now the Company's sole operating business.
  Series C Preferred Stock retired in full. The transaction eliminates 12,185 Series C Preferred shares which were convertible in common shares and had a 8.0% cumulative dividend. All accrued dividends on the Series C Preferred Stock were paid in full as of July 2026.
  A clean capital structure. OceanPal's only outstanding Preferred Stock with economic rights are 412 shares of 7.0% Series D Cumulative Convertible Perpetual Preferred Stock following the December 2025 tender offer.
  No debt for borrowed money at any level. Cancellation of the $5.0 million of promissory notes leaves OceanPal and each of its subsidiaries, including SovereignAI Services LLC, with no outstanding debt for borrowed money.

The Company completed the vessel disposition transaction with Sezali Inc. on July 31, 2026. Because Sezali Inc. is affiliated with the Company's former Chairperson and certain directors were Series C holders, the transaction was approved by the independent disinterested members of the Board of Directors.

The Series C Preferred Stock had been the Company's most structurally significant instrument—senior in liquidation, accruing a cumulative dividend whether or not declared, and convertible at a price referenced to the trading price of the common stock rather than at a fixed ratio. Its retirement, together with the elimination of the Company's only debt for borrowed money and the disposition of its last operating assets outside the digital asset treasury, leaves common stockholders with strong alignment with and clear exposure to the digital asset's business.

"A capital structure is the first thing a serious investor considers, and now ours is very simple: common stock, minimal preferred shares, no debt, no ships, and a treasury of NEAR. We removed the last operating business outside of the NEAR digital asset treasury and the last dollar of debt in one transaction—without issuing a share of common stock, or touching our treasury."
— Sal Ternullo, Co-CEO and Chairperson of OceanPal Inc.

About OceanPal Inc.

OceanPal Inc. (NASDAQ: SVRN) is a publicly traded company focused on the commercialization of the NEAR Protocol blockchain and the development of infrastructure for secure, autonomous AI. Through its wholly owned subsidiary SovereignAI Services LLC, the Company operates the first publicly traded NEAR Protocol treasury, accumulating NEAR tokens, generating yield through institutional staking, and offering investors regulated public market exposure to the NEAR ecosystem. OceanPal is focused on compounding long-term shareholder value through disciplined capital allocation. For more information, visit www.oceanpal.com.

About SVRN

SVRN, a wholly-owned subsidiary of OceanPal, fuels the growth of AI infrastructure that enables agents to act autonomously and securely. SVRN actively manages a treasury of NEAR—the network powering this infrastructure—generating returns that fund universal liquidity and AI privacy technologies. SVRN bridges these innovations to the enterprise, driving commercial adoption so businesses can deploy AI solutions that protect sensitive data and execute complex actions across any network. For more information, visit www.svrn.net.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Forward-looking statements may be identified by the use of words such as "expect," "intend," "plan," "anticipate," "believe," "will," and similar expressions.

These statements include, but are not limited to, statements regarding the effect of the transaction on the Company's capital structure and on the claim of its common stockholders on the Company's net assets; the absence of continuing liabilities, obligations or exposures relating to OP Vessel Holdco LLC, its subsidiaries or the vessels; the Company's capital allocation priorities, including the accumulation of NEAR and its intention to repurchase shares of its common stock at or below 0.8x mNAV; and the expected financial statement presentation and accounting treatment of the transaction.

These forward-looking statements are based on current expectations, estimates, assumptions, and projections and involve known and unknown risks, uncertainties, and other factors—many of which are beyond OceanPal's and SVRN's control—that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Important factors that may affect actual results include, among others, the risk that changes in the Company's capital structure and governance could have adverse effects on the market value of its securities; the risk that the market price of the Company's common stock may be highly correlated to the price of the digital assets it holds; the risk that the Company retains obligations, indemnification exposure or contingent liabilities in connection with the transaction; the risk that the accounting treatment or measurement of the transaction differs from the Company's current expectations; the Company's ability to complete the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and to regain compliance with Nasdaq Listing Rule 5250(c)(1); SVRN's ability to execute its growth strategy; its ability to raise and deploy capital effectively; developments in technology and the competitive landscape; the market performance of NEAR; changes in governmental rules and regulations or actions taken by regulatory authorities with respect to digital asset activities; general domestic and international political conditions and related sanctions; and other risks and uncertainties described under "Risk Factors" in OceanPal's Annual Report on Form 20-F filed with the SEC on April 15, 2025, and in subsequent filings with the SEC, available at www.sec.gov. OceanPal and SVRN undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

SOURCE OceanPal Inc.